

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2006

VIA U.S. MAIL AND FAX (516) 433-1131

Mr. John A. Poserina
Chief Financial Officer
Synergx Systems Inc.
209 Lafayette Drive
Syosset, New York   11791

> **Re:**   **Synergx Systems Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed December 22, 2005**
> **File No. 0-17580**

Dear Mr. Poserina:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended September 30, 2005

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition

1. Refer to your disclosure herein that "product sales are allocated using a constant gross profit percentage over the entire contract … using the percentage of completion method of accounting." Considering that revenues from subcontract sales are also recognized during the entire project using the percentage of completion method, tell us if you apply the same gross profit percentage to recognize subcontract revenues arising from the same fixed price contract as the product sales. In this respect, tell us your consideration of paragraph 39 of SOP 81-1. We note in your discussion on the results of operations that actual gross margins for product and subcontract sales are substantially different.

3. Investment in Secure 724 L.P.

2. Tell us your conclusion with respect to the value of your investment in Secure 724 L.P. in light of its recurring losses. Refer to paragraph 19(h) of APB 18.

3. Tell us the nature of your funding obligations to Secure, if any, subsequent to your initial investment. Citing paragraph 15 of FIN 46(R), tell us whether you consider Secure to be a variable interest entity and whether you are a primary beneficiary.

* * * *

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director